SECUSSION

15048796

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 1 2 2015

RECEIVED

WASH. D.C.

201

SEC FILE NUMBER
8- 40325

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___1/1/2014___ AND ENDING___12/31/2014___

                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLUE BELLE INVESTMENT CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 KIRBY DRIVE   SUITE 909

(No. and Street)

HOUSTON   TX   77019

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GLENDA WILKINSON   713/621-5777

                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EDWARD RICHARDSON JR., CPA

(Name – *if individual, state last, first, middle name*)

15565 NORTHLAND DR. SUITE 508 WEST SOUTHFIELD, MI 48075

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

i

OATH OR AFFIRMATION

I, __GLENDA L. WILKINSON__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __BLUE BELLE INVESTMENT CO., INC.__ , as of __DECEMBER 31__ , 20 __14__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__N/A__

> Glenda L. Wilkinson
> Commission Expires
> 09-10-2016

_____
Signature

__PRESIDENT__
_____
Title

__Glenda L. Wilkinson__
_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2014

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 16, 2015

Board of Directors
Blue Belle Investment Co., Inc.
2001 Kirby Drive
Suite 909
Houston, TX 77019

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Blue Belle Investment Co., Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Blue Belle Investment Co., Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(1), and (2) Blue Belle Investment Co., Inc. stated that Blue Belle Investment Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Blue Belle Investment Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Blue Belle Investment Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr. CPA

Edward Richardson, Jr., CPA

BLUE BELLE INVESTMENT CO., INC.
December 31, 2014

Contents

Independent Auditor's Report

Board of Directors
Blue Belle Investment Co., Inc.
2001 Kirby Drive
Houston , TX 77019

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Blue Belle Investment Co., Inc. as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Blue Belle Investment Co., Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blue Belle Investment Co., Inc. as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Net Capital Computation has been subjected to audit procedures performed with audit of Blue Belle Investment Co., Inc. financial statements. The Net Capital Computation is the responsibility of Blue Belle Investment Co., Inc. 's management. My audit procedures included determining whether the Net Capital Computation reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Computation. In forming my opinion on the Net Capital Computation, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. § 240 17a-5. In my opinion, the Net Capital Computation is fairly

stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015

Blue Belle Investment Co., Inc.
BALANCE SHEET
As of December 31, 2013

ASSETS

CURRENT ASSETS

Cash in Bank	$	3,507.78
Investments		123,305.43
Accounts Receivable		857.00
Prepaid Expenses		615.00
Total Current Assets		128,285.21

PROPERTY AND EQUIPMENT

Equipment	3,963.15
Less: Accumulated Depreciation	(3,963.15)

OTHER ASSETS

Security Deposit	2,195.88
Total Other Assets	2,195.88

TOTAL ASSETS	$	130,481.09

The footnotes are an integral part of the financial statements.

3

Blue Belle Investment Co., Inc.
BALANCE SHEET
As of December 31, 2014

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Accounts Payable $ 61,132.80

Total Current Liabilities 61,132.80

LONG-TERM LIABILITIES

Total Liabilities 61,132.80

STOCKHOLDERS' EQUITY

Capital Stock, no par value, 1,000,0000
shares authorized, 1,000 shares
issued and outstanding 10,000.00
Paid in Excess 69,668.58
Retained Earnings (10,320.29)

Total Stockholders' Equity 69,348.29

**TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY** $ 130,481.09

The footnotes are an integral part of the financial statements.

4

Blue Belle Investment Co., Inc.
STATEMENT OF INCOME

| | 12 Months Ended |
	31-Dec-14
Revenues	
Commissions Earned	$ 10,804.32
Interest Income	0.21
Dividend Income	1,924.01
Gain(loss) on security trading	18,984.14
Total Revenues	31,712.68
Operating Expenses	
Floor brokerage, exchange fees	(445.88)
Communications and data processing	1,688.88
Occupancy	5,079.96
Other expense	19,601.80
Total Operating Expenses	25,924.76
Operating Income (Loss)	5,787.92
Net Income (Loss)	$ 5,787.92

The footnotes are an integral part of the financial statements.

5

Blue Belle Investment Co., Inc.
STATEMENT OF RETAINED EARNINGS

	12 Months Ended 31-Dec-14
Beginning of Period	$ (16,108.63)
Plus: Net Income	$ 5,788.34
Less: Dividends Paid	0.00
RETAINED EARNINGS END OF PERIOD	$ (10,320.29)

The footnotes are an integral part of the financial statements.

6

Blue Belle Investment Co., Inc.
STATEMENT OF CASH FLOWS
For the 12 month Ended December 31, 2014

	2014
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 5,787.92
Adjustments to reconcile Net Income (Loss) to Net Cash provided by (used in) operating activities:	
Depreciation and Amortization	0.00
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase in Operating Assets:	
Investments	(19,574.15)
Accounts Receivable	72.00
Other	(1,795.88)
Increase (Decrease) in Operatin Liabilities:	
Accounts Payable	14,646.73
Accrued Liabilities	0.00
Total Adjustments	(6,651.30)
Net Cash Provided by (Used In) Operating Activities	(863.38)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from Sale of Fixed Assets	0.00
Net Cash Provided by (Used in) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from Sale of Stock	0.00
Treasury Stock	0.00
Net Cash Provided by (used in) Financing Activities	0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(863.38)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	4,371.16
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 3,507.78

The footnotes are an integral part of the financial statements.

BLUE BELLE INVESTMENT CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Preferred Stock		Common Stock		Paid-in Capital		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2014	0	$0	1,000	$ 10,000	1,000	$69,669	($16,109)	$63,560
Net Income	0	0	0	0	0	0	5,788	5,788
Capital Transactions	0	0	0	0	0	0	0	0
Prior Period Adjustments	0	0	0	0	0	0	0	0
Balance at December 31, 2014	0	0	1,000	$10,000	1,000	$69,669	($10,321)	$69,348

The footnotes are an integral part of the financial statements

BLUE BELLE INVESTMENT CO., INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Blue Belle Investment Co., Inc. (the Company) was incorporated in the State of Texas effective May 12, 1986. The Company has adopted a calendar year.

Description of Business

The Company, located in Houston, TX is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3 (k)(1)(ii), which provides an exception because of limited business.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the service is rendered.

Depreciation

Depreciation is calculated using the straight-line method.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2014, the Company did not have any components of Comprehensive Income to report.

Concentrations

The company concentration is services, which is the sale of mutual funds.

Income taxes

Effective August 11, 1986, the Company elected "S" corporation status for federal income tax purposes. Under "S" corporation regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding in audited Part IIA of the FOCUS report required under Rule 15c3-1.

BLUE BELLE INVESTMENT CO., INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c-3-3(k)(1) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

NOTE D – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life	
Automobile	5 years	$ 0
Furniture and equipment	3 – 7 years	3,963
		3,963
Less – accumulated depreciation		(3,963)
Total		$ 0

Depreciation expense was $17.75 for the year December 31, 2014 and is included in the operating expenses in the accompanying statement of income.

NOTE E – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE F – COMMITMENTS AND CONTINGENCIES

Blue Belle Investment Company does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE G – RENT

The amount was paid on lease agreement; the total expensed for the year was $5,079.96.

BLUE BELLE INVESTMENT CO., INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE H – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority To unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuation is obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did have any Level 1 assets..

Level 2 – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did not have any Level 2 assets or liabilities.

Level 3 – Valuation techniques in which one or more significant inputs are observable in the marketable. The company did not have any Level 3 assets or liabilities.

	Level 1	Level 2	Level 3	Total
Money Market	$ 0	$ 0	$ -	$ 0
Securities Owned	123,305.43	-	-	123,305.43
Coins Owned	-	0	0	0
Total	$ 123,305.43	$ 0	$ 0	$ 103,305.43

Fair values of assets measured on a recurring basis at December 31, 2014 are as follows:

	Fair value at Reporting Date Using	
	Fair Value	Quoted Price in Active markets for Identical Assets (Level 1)
December 31, 2014		
Marketable Securities	$ 123,305.43	$ 123,305.43
Total	$ 123,305.43	$ 123,305.43

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. The income reported from these investments was dividend $1,924.01.

BLUE BELLE INVESTMENT CO., INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

	Fair value at Reporting Date Using	
	Carrying Value	Fair Value
December 31, 2014		
Money Market Funds	$ 123,305.43	$ 123,305.43
Total	$ 123,305.43	$ 123,305.43

NOTE I - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 16, 2015, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to Rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2014

<u>**Computation of Net Capital**</u>

Total Stockholder's equity:		$ 69,348
Non-allowable assets:		
Fixed Assets	0	
Other Assets	2,811	
Accounts Receivable - other	857	(3,668)
Other Charges		
Haircue	18,496	
Undue Concentration	16,525	(35,021)
Net Allowable Capital		$ 30,659

<u>**Computation of Basic Net Capital Requirement**</u>

Minimum net capital required as a percentage of aggregate indebtedness	$ (4,076)
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 25,659

<u>**Computation of Aggregate Indebtedness**</u>

Total Aggregate Indebtedness	$ 61,133
Percentage of aggregate indebtedness tonet capital	199.40%

<u>**Reconciliation of the Computation of Net Capital Under Rule 15c3-1**</u>

Computation of Net Capital reported on FOCUS IIA as of December 31, 2014	$ 30,659
Adjustments:	
Change in Equity (Adjustments)	0
Change in Non-Allowable Assets	0
Change in Haircuts	0
Change in Undue Concentration	0
NCC per Audit	30,659
Reconciled Difference	$ 0

Blue Belle Investment Company, Inc.
2001 Kirby Drive, Suite 909
Houston, Texas 77019 - 6033

Member of F.I.N.R.A. since 1986

February 16, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (1) for FYE December 31, 2014

Dear Mr. Richardson Jr.,

Please be advised that Blue Belle Investment Co., Inc. has complied with Exemption Rule 15c3-3 (k) (1), for the period of January 1, 2014 through December 31, 2014. Blue Belle Investment Co., Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Blue Belle Investment Co., Inc.'s past business has been of similar nature and has complied to this exemption since its inception, May 12, 1986.

Iris McWilliams, the president of Blue Belle Investment Co., Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2014.

Iris McWilliams has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Blue Belle Investment Co., Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (713) 621-5777.

Very truly yours,

Blue Belle Investment Co., Inc.

President

<u>**Exemptive Provisions Rule 15c3-3**</u>

The Company is exempt from Rule 15c3-3 pursuant to (k)(1).

<u>**Statement of Changes in Liabilities Subordinated to the Claims of General Creditors**</u>

Balance of such claims at January 1, 2014	$	0
Additions		0
Reductions		0
Balance of such claims at December 31, 2014	$	0